Filed Pursuant to Rule 424(b)(5)
Registration No. 333-275134

Supplement dated February 29, 2024

To prospectus supplement dated October 30, 2023

(To prospectus dated October 30, 2023)

Postal Realty Trust, Inc.

Up to $150,000,000

Class A Common Stock

This supplement is being filed to update, amend and supplement certain information in the prospectus supplement dated and filed with the Securities and Exchange Commission on October 30, 2023 (the “Prospectus Supplement”) and the base prospectus dated October 30, 2023 relating to the offer and sale of shares of our Class A common stock, $0.01 par value (“common stock”), having an aggregate offering price of up to $150,000,000, pursuant to the separate open market sale agreements (the “sale agreements”), dated November 4, 2022, each as amended on August 8, 2023 and as further amended or modified from time to time, with each of BMO Capital Markets Corp. (“BMO”), Jefferies LLC (“Jefferies”), Stifel, Nicolaus & Company, Incorporated (“Stifel”) and Truist Securities, Inc. (“Truist”), as sales agents (each, a “sales agent” and, collectively, the “sales agents”), each of Bank of Montreal, Jefferies and Truist Bank, as forward purchasers (each, a “forward purchaser” and, collectively, the “forward purchasers”), and each of BMO, Jefferies and Truist, as forward sellers (each, in its capacity as agent for its affiliated forward purchaser, a “forward seller” and, collectively, the “forward sellers”). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

As of the date of this supplement, we have issued 2,868,657 shares of common stock through the sale agreements for gross proceeds of approximately $42.8 million, leaving a remaining aggregate offering amount of $107.2 million available for sale under the sale agreements.

On February 29, 2024, we entered into an amendment to the sale agreement with Stifel, pursuant to which Stifel shall become a forward purchaser and a forward seller, and accordingly, any reference to “forward purchaser” or “forward seller” in the Prospectus Supplement shall hereafter be deemed to include Stifel, as applicable.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “PSTL.” The last reported sale price of our common stock on the NYSE on February 28, 2024 was $14.16 per share.

Certain legal matters will be passed upon for us by Hunton Andrews Kurth LLP. Venable LLP will pass upon the validity of the shares of common stock offered hereby and certain other matters of Maryland law. The sales agents, forward purchasers and the forward sellers are being represented in connection with this offering by Morrison & Foerster LLP.

Jefferies	BMO Capital Markets
Stifel	Truist Securities

The date of this prospectus supplement is February 29, 2024